United States securities and exchange commission logo





                            March 17, 2021

       Josh Bayliss
       Chief Executive Officer
       VG Acquisition Corp.
       65 Bleecker Street, 6th Floor
       New York, NY 10012

                                                        Re: VG Acquisition
Corp.
                                                            Draft Registration
Statement on Form S-4
                                                            Submitted February
16, 2021
                                                            CIK 0001804591

       Dear Mr. Bayliss:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1, Submitted February 16, 2021

       What are the U.S. federal income tax consequences of the Domestication Proposal?, page xv

   1. Your statement that the Domestication "should" constitute a tax-free reorganization within the meaning of Section
368(a)(1)(F) appears to convey doubt or uncertainty about the tax treatment. Please
revise your disclosure here and in your disclosure beginning on page
                                                        137 to explain why you
are unable to provide a "will" opinion and to clarify that the opinion is subject to a
degree of uncertainly. Similarly address your statement on page
                                                        xxi indicating that
redemption exercises "may" be treated as selling ordinary shares or common stock, resulting
in the recognition of capital gain or capital loss. Additionally, file a tax opinion as
required by Item 601(b)(8) of Regulation S-K.
       Do any of 23andMe's directors or officers have interests in the Merger that may differ from or be
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in addition ...?, page xxx

2.       Briefly identify these conflicts of interest.
Summary of the Proxy Statement/Consent Solicitation/Prospectus, page 1

3.       On page 1 you state:    23andMe was the first company to obtain Food
and Drug
         Administration (   FDA   ) authorization for a direct-to-consumer
genetic test, and is the
         only company to have FDA authorization, clearance, or pre-market exemption for all of its carrier status, genetic health risk, cancer predisposition, and pharmacogenetics reports.
         Please revise to clarify this statement by defining the testing types referenced and explaining the comparison being made to your competitors, including by stating, as you do on page 23, that other companies have since received FDA authorization, clearance or pre-market exemption for at least certain of their genetic and health risk reports.
4. We note your statement on page 13 that the Sponsor owns approximately 20% of the issued and outstanding ordinary shares. Please revise page 13 to state the voting power held by the Sponsor and resulting requisite vote for remaining VGAC stockholders for each proposal. Please also revise to state the total ownership and voting power of the
         Virgin Group and its affiliates, including VGAC, after the Business Combination, given that the Virgin Group is an existing 23andMe stockholder.
Ownership of New 23and Me hold in New 23andMe, page 8

5. Please include a similar question and applicable table depicting the voting power of
         VGAC shareholders, VGAC sponsor, PIPE Investors, 23andMe Class A shareholders and
         Class B shareholders in New 23andMe assuming no redemptions and maximum redemptions.
Ongoing litigation could have a significant negative impact on 23andMe, page 36

6. Please revise page 36 to state the amount at issue in the Celmatix litigation.
Risk Factors
23andMe's ability to use its net operating loss and research and development credit carryforwards..., page 37

7. We note your statement that it is likely that the Business Combination would result in an ownership change and if an ownership change is deemed to have occurred, 23andMe's carryforwards may be limited. Please revise to explain how the limitation on the use of carryforwards is determined if there is an ownership change.
Business Combination Proposal
The Merger Agreement, page 83

8. Please revise page 84 to state how the Share Conversion Ratio is calculated and quantify the value of the Share Conversion Ratio that is being used as the assumed value
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         throughout the registration statement.
9.       Please identify the closing conditions that are subject to waiver.
10. Please revise your disclosure to reflect the no shop provision included as Section 9.10 in the Merger Agreement.
Related Agreements, page 86

11. Please revise page 86 and elsewhere to specify the registration rights awarded to the PIPE
         Investors and whether they are distinct from those granted under the Amended and
         Restated Registration Rights Agreement. Please also specify the number of shares covered under the Amended and Restated Registration Rights Agreement. Background to the Business Combination, page 87

12. Please provide a more detailed description of the process used in eliminating potential business combination candidates as you progressed from 728 candidates to 23 candidates.
         How many candidates were still under consideration on October 15, 2020 when you discussed the range of potential targets with LionTree?
13. Please revise page 88 to provide more detail concerning the entities that you were in meaningful and detailed discussions with, including whether any companies entered a confidentiality agreement or letter of intent, their industries, size and why discussions ended on a company-by-company basis.
Summary of VGAC Financial Analysis, page 98

14. Please provide more detail concerning the pro forma enterprise value in your internal valuation analysis and how it was calculated, as well as additional detail concerning the qualitative aspect of your analysis, such as whether operating history or, with respect to therapeutics companies, clinical stage, was considered. Please expand the disclosure to state the selection criteria used to determine the companies used in the analyses. Disclose whether any companies meeting the selection criteria were excluded from the analyses and, if so, explain why. Please also provide the corresponding date for the data underlying these comparative market cap and enterprise value calculations.
Certain Company Projected Financial Information, page 99

15. Please revise to disclose the financial projections used and discuss all material assumptions used to develop the financial projections used, including the growth rate of
         23andMe's PGS business.
Charter Amendment Proposal, page 108

16. We note that the Charter Amendment Proposal is separate from the Governing Documents
         Proposal even though these proposals overlap. Please explain why these are separate proposals and revise to explain how these proposals interact. For instance, explain the
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         effect if one or more of the Governing Documents Proposals were not approved but the
         Charter Amendment Proposal was approved.
Governing Documents Proposal C - Approval of Other Changes in Connection with Adoption of the Proposed Governing Documents, page 116

17.      We note that Governing Documents Proposal C is seeking stockholder
approval of    other
         changes necessary or, as mutually agreed in good faith by VGAC and 23andMe, desirable in connection with the replacement of the Existing Governing Documents with the
         Proposed Certificate of Incorporation and Proposed Bylaws as part of the Domestication, including electing not to be governed by Section 203 of the DGCL and adopting Delaware as the exclusive forum for certain stockholder litigation. Please provide your analysis as to why you are not required to unbundle the various material provisions to the proposed changes to your certificate of incorporation. Additionally, on page 117 you state that certain material changes between the Existing Governing Documents and the Proposed
         Governing Documents have been unbundled into distinct Governing
Documents
         Proposals.    Please ensure all material differences are presented as
separate proposals to be
         voted upon. Please refer to Rule 14a-4(a)(3) of Regulation 14A and the Compliance and
         Disclosure Interpretations relating to Rule 14a-4(a)(3), which is available on our website.
18. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including
any    derivative
         action,    and that the federal district courts of the United States
will be the sole and
         exclusive forum for resolving any action asserting a claim arising under the Securities
         Act. Please disclose whether this provision applies to actions arising under the Exchange
         Act. Please also ensure that the exclusive forum provision in the governing documents clearly states whether it is applicable to actions arising under the Securities Act or
         Exchange Act, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
Information about 23andMe
Overview, page 174

19. Please revise the description of the GSK Agreement on page 179 to provide the following:
             nature and scope of intellectual property rights of each party, including post-
             termination rights with respect to any of the 30 drug targets jointly identified;
             duration of any royalty term;
             royalty rates, royalty range or how the rate will be determined; any amounts paid or received to date;
             how potential milestone payments will be determined; and termination provisions.
         Please also file such agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-
         K or tell us how you have determined it is not a required exhibit.
20. On page 183 you state that the insights from the 23andMe GWAS and PheWAS translate
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         into thousands of potential drug targets, the statement appears highly speculative. Please remove it or provide further explanation.
Our Market Opportunity, page 184

21. Please eliminate the graphic and related statements indicating that you will cut the time to
         IND from an average of 7 years to 4 years and that your approach will double the probability of success. The statements are speculative and it is not appropriate to indicate your product candidates have a higher probability of success.
22. Please revise page 188 to describe the graphic shown, including whether these conditions are conditions reported by your customers or potential genetic conditions reported by your tests. With respect to the p-value mentioned, please revise to state the meaning of p-values in this context.
23.      Please also provide more specificity around the    multiple
preclinical programs in your
         pipeline table to identify the target indications or disclose that due to the early stage of development you have not yet identified indications.
24. Please revise your graphic and surrounding text on pages 190 and 221 to delete references to the number of validated targets for 2021-2024. This information is speculative and inappropriately assumes successful preclinical trials.
Intellectual Property, page 193

25. Please revise page 193 to provide (i) the specific products, product groups and technologies to which such patents relate; (ii) whether the patents are owned or licensed;
         (iii) the type of patent protection and (iv) the specific jurisdictions covered.
Results of Operations, page 224

26. Please revise to provide more robust discussion of changes in your results of operations.
         For example, you disclose that revenues decreased because of a reduction in the volume of
         PGS kit sales resulting from reductions in promotional activities. Please revise to explain the reasons for the reduction in promotional activities. In addition, please consider providing disclosures related to expectations for future periods. Research and Development Expenses, page 225

27. Please expand to provide a break-out of the nature of the expenses and by key projects for your research and development expenses incurred during each period presented.
Adjusted EBITDA , page 226

28.      We note on page F-7 that you recognized $12.6 million of impairment related to
         your ROU assets associated with your operating lease in Sunnyvale, California, as a result of foreseeable future sublease rental income reduced and delayed by COVID 19 during fiscal 2020 and that you have classified this within your restructuring expense. We further
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         note that you present consolidated Adjusted EBITDA and that this expense is a component of the restructuring line item within the GAAP to non-GAAP reconciliation.
         Please revise your filing to clearly disclose this amount and to describe the nature of these impairment expenses and how you were able to determine this expense is incremental to your normal operations and nonrecurring. Refer to Item 10(e) of Regulation S-K and
         Question 100.1 of the Non-GAAP Financial Measures Compliance and Disclosures
         Interpretations.
Revenue Recognition, page 231

29. We note your disclosure regarding breakage revenue and the materiality of the amounts for the past two years. Please tell us the impact to total revenues and earnings if your estimate of unreturned kits is not materially accurate.
Beneficial Ownership of Securities, page 253

30. Please provide the beneficial ownership disclosure of 23andMe prior to consummation of the Business Combination. Refer to Item 6(d) of Schedule 14A and Item 403 of
         Regulation S-K.
31. Please revise your disclosure to identify the natural person or persons who have voting and/or investment control of the shares held by ABeeC 2.0, LLC, NewView Capital Fund
         I, L.P. and the entities affiliated with G Squared Equity Management LP on page 256.
         Refer to Item 403 of Regulation S-K required by Item 6 of Schedule
14A.
Where You Can Find More Information; Incorporation by Reference, page 287

32. Please remove the incorporation by reference language regarding any additional documents that you may file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the general meeting, as it appears you are not eligible for incorporation by reference pursuant to Form S-4. Please revise the S-4 to include any required information from Exchange Act filings.
Index to Consolidated Financial Statements
Note 3. Collaborations, page F-21

33. We note that you determined the initial transaction price under the GlaxoSmithKline plc agreement to be $127.3 million. Please tell us and revise your filing to explain in more detail how you determined the initial transaction price.
Exhibits

34. Please file the employment agreements with Steven Schoch, Fred Kohler, Kathy Hibbs and Steve Lemon as exhibits pursuant to Item 601(b)(10) of Regulation S-K.
General
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35. Please provide us with copies of the materials that your financial advisors prepared and shared with your board in connection with this transaction, including any board books, transcripts and summaries of oral presentations made to the board. We may have additional comments after we review those materials.
36. We note much of the required disclosure is currently missing and you have indicated it will be provided in a subsequent filing. Please note we will defer our review if the information is not provided in your next filing.
       You may contact Tara Harkins at 202-5513639 or Dan Gordon at 202-551-3486 if you
have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Suzanne Hayes at 202-551-3675 with any other questions.



FirstName LastNameJosh Bayliss                                Sincerely,
Comapany NameVG Acquisition Corp.
                                                              Division of
Corporation Finance
March 17, 2021 Page 7                                         Office of Life
Sciences
FirstName LastName